EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

February 2, 2011

 TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

AVINO PROVIDES UPDATE ON SAN GONZALO MINING & MILLING AND COMMENCES 2011 DRILL PROGRAM

Avino Silver and Gold Mines Ltd is pleased to provide the following update on mining and milling operations for the past 3 months.

The processing of surface stockpiles of copper ore to test the new mill facilities was completed in October 2010.  Approximately 17,500 tonnes were treated resulting in 419 tonnes of concentrate.  Recovery rates were 66% Gold, 58% Silver and 56% copper.  The sale of this concentrate has been finalized with a payment of US$1,016,680.00

In November, following the relining of the ball mill and the changeover of several conveyor belts in the crushing plant, processing of the San Gonzalo development material began with a daily treatment rate of approximately 180 tonnes per day.  This rate was maintained until the development material was finished on January 14, 2011. During this period, a total of 5,896 tonnes of development ore was processed for the production of 192 tonnes of concentrate grading 11.54g/t gold, 3.617kg/t silver with minor amounts of copper, lead and zinc. Feed grade averaged 205g/t Ag and 0.78g/t Au.  Plans are being formulated and plant testing will continue to determine the optimum process conditions in order to improve the recoveries.

With an inventory of approximately 200 wet tonnes of bulk concentrate, proposals are currently being sought from various interested parties for the sale of the product.

Development for the extraction of the 10,000 tonne bulk sample was completed by the mining contractor (DMG) in early January. The main Stope 2-140 has approximately 6350 tonnes ready for drawdown and there is approximately 4700 tonnes on stockpile near the crushing plant. The smaller stope to the West where a cut and fill mining method is used has the potential for additional mill feed with further development. The broken ore inventory to date will provide approximately 4 months of mill feed at the current milling rate. Plans are now in place to develop the zone to the East on level 2260 towards drill hole SG-07-33 for future mill feed.  This is a wide structure with good potential.

Following a complete overhaul of Avino’s longyear 44 drill and a new drill contract for personnel and materials, Avino started its regional exploration drill program on January 27 and the first hole SG-11-01 was finished January 30th. The hole was drilled on bearing 215,dip 60 length 88.75 m and successfully intersected the San Gonzalo structure from hole 80.90 to 83.40m east of the area currently being mined.

Holes SG-11-02 thru SG-11-09 will all explore areas of San Gonzalo as a guide to mine development; hole locations can be viewed on Avino’s website.
Material from the surface stockpiles was assayed on site and at SGS Labs in Durango.  Development material from the San Gonzalo zone was assayed at SGS, Durango.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.